SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)
Gencor Industries, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
368678108

(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 20, 2007

(Date of Event which Requires Filing of this
Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☑
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
(Continued on following pages)
Page 1 of 5 pages

[1]	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	368678108	Page	2	of	5

1	NAMES OF REPORTING PERSONS Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF-AF-OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		156,045

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		762,121

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		156,045

WITH	10	SHARED DISPOSITIVE POWER

		762,121

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	918,166

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IA-IN-OO

SCHEDULE 13D/A
Item 1. Security and Issuer
     This constitutes Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D, filed on behalf of Lloyd I. Miller, III (“Mr. Miller”), dated June 19, 2007 (the “Statement”), relating to the Common Stock, par value $0.10 per share (the “Shares”) of Gencor Industries, Inc. (the “Company”). The Company has its principal executive offices at 5201 North Orange Blossom Trail, Orlando, Florida 32810. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Considerations
Item 3 of the Statement is hereby amended and restated to read in its entirety as follows:
      Miller is the investment advisor to the trustee of Trust A-4 and Trust C (the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, Trust A was split into four separate trusts one of which was Trust A-4. All of the Shares purchased by Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate purchase price for the Shares in Trust A-4 was $7,257,098.88. All of the Shares purchased by Trust C were purchased by funds generated and held by Trust C. The aggregate purchase price for the Shares in Trust C was $178,560.00.
     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $1,386,137.30.
     Miller is the custodian to a certain account created pursuant to the Florida Uniform Gift to Minors Act for Alexandra Miller (“Alex UGMA”). All of the Shares Miller is deemed to beneficially own in the Alex UGMA were purchased with money held by the Alex UGMA. The aggregate purchase price for the Shares in the Alex UGMA was $11,550.00.
     All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $97,790.10
Item 4. Purpose of the Transaction
Item 4 of the Statement is hereby amended and restated to read in its entirety as follows:
     The Shares covered by this Schedule 13D were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. The Reporting Person filing this report now believes that it would be in his best interest, and those of other stockholders, to attempt to influence the governance of the Company. Specifically, the Reporting person may take the following actions:

•	As previously disclosed in the Statement, the Reporting Person is examining all of his options that he believes will enhance stockholder value, including encouraging, participating in or leading efforts to include individuals on the Gencor Board of Directors who would be independent of management and would represent Gencor and the holders of the Common Stock.

•	The Reporting Person urges Gencor’s Board of Directors to investigate strategic alternatives to maximize shareholder value, and to enhance disclosures to Gencor’s public stockholders regarding each of Gencor’s lines of business and prospects.

•	On November 20, 2007, the Reporting Person sent a letter to the Company, informing the Company’s Board of Directors of his intention to nominate Lloyd I. Miller, III for election by the holders of the Common Stock to serve on the Board of Directors of Gencor. A copy of the Reporting Person’s letter to the Company is attached hereto as Exhibit 99.1.
     Except as described above in this Item 4 and herein, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
Item 5(a) of the Statement is hereby amended and restated as follows:
     (a) Miller may be deemed to beneficially own 918,166 Shares (11.5% of the outstanding Shares, based on 7,967,372 Shares outstanding pursuant to the Company’s Quarterly Report on Form 10-Q filed on August 10, 2007). As of the date hereof, 742,921 of such beneficially owned Shares are owned of record by Trust A-4; 19,200 of such beneficially owned Shares are owned of record by Trust C; 1,100 of such beneficially owned Shares are owned of record by Alex UGMA; 144,145 of such beneficially owned Shares are owned of record by Milfam II L.P; and 10,800 of such beneficially owned Shares are owned of record by Miller directly.
Item 7. Materials to be Filed as Exhibits:

99.1	Letter, dated November 20, 2007, by the Reporting Person to the Company.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: November 20, 2007

By:	/s/ Lloyd I. Miller III
Lloyd I. Miller III